UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934

                          (Amendment No. 22)

                      Phillips Petroleum Company
              -----------------------------------------
                           (Name of Issuer)

                    Common Stock, $1.25 par value
              -----------------------------------------
                    (Title of Class of Securities)

                              718507106
              -----------------------------------------
                            (CUSIP Number)

                             May 29, 1978
        ------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]Rule 13d-1(b)
     [ ]Rule 13d-1(c)
     [ ]Rule 13d-1(d)

CUSIP NO.    718507106
           -------------
-----------------------------------------------------------------------
 (1)  Names of Reporting Persons   |  Thrift Plan of Phillips Petroleum
                                   |  Company*
-----------------------------------------------------------------------
                                                       |(a)
 (2)  Check the Appropriate Box if a Member of a Group |---------------
                                                       |(b)           X
-----------------------------------------------------------------------
 (3)  SEC Use Only                                     |
-----------------------------------------------------------------------
 (4)  Citizenship or Place of Organization             |       Oklahoma
-----------------------------------------------------------------------
 Number of Shares        (5)  Sole Voting Power        |              0
 Beneficially Owned      ----------------------------------------------
 by Each Reporting       (6)  Shared Voting Power      |     14,195,165
 Person With             ----------------------------------------------
                         (7)  Sole Dispositive Power   |              0
                         ----------------------------------------------
                         (8)  Shared Dispositive Power |     14,195,165
-----------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each      |
        Reporting Person                               |     14,195,165
-----------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9)         |
        Excludes Certain Shares                        |
-----------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9  |           5.0%
-----------------------------------------------------------------------
(12)  Type of Reporting Person                         |             EP
-----------------------------------------------------------------------
*Known as Thrift Plan of Phillips Petroleum Company and Subsidiary
 Companies until June 10, 1992.


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Item 1(a)  Name of Issuer:

           Phillips Petroleum Company


      (b)  Address of Issuer's Principal Executive Offices:

           Phillips Building, Bartlesville, Oklahoma  74004


Item 2(a)  Name of Person Filing:

           Thrift Plan of Phillips Petroleum Company


      (b)  Address of Principal Business Office:

           Phillips Building, Bartlesville, OK  74004


      (c)  Citizenship:

           Oklahoma


      (d)  Title of Class of Securities:

           Common stock, $1.25 par value


      (e)  CUSIP Number:

           718507106


Item 3 If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Act;

           (b) [ ] Bank as defined in section 3(a)(6) of the Act;

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act;

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

           (e) [ ] An investment adviser in accordance with
                   section 240.13d-1(b)(l)(ii)(E);

           (f) [X] An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);



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           (g) [ ] A parent holding company or control person in
                   accordance with section 240.13d-1(b)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

           (j) [ ] Group, in accordance with
                   section 240.13d-1(b)(1)(ii)(J).


Item 4.    Ownership

           (a) Amount Beneficially Owned:
               At December 31, 1999                         14,195,165

           (b) Percent of Class:                                   5.0%

           (c) Number of shares as to which the person has:

                 (i)  Sole power to vote or to direct
                      the vote                                       0

                (ii)  Shared power to vote or
                      to direct the vote                    14,195,165

               (iii)  Sole power to dispose or
                      to direct the disposition of                   0

                (iv)  Shared power to dispose or
                      to direct the disposition of          14,195,165


Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person

           All shares held by the Thrift Plan are held for the benefit of current or former employees of Phillips Petroleum Company and subsidiary companies who are participants in the Thrift Plan. Dividends paid on the shares become assets of the Thrift Plan includable in the basis upon which participants' accounts are valued, and may be used to purchase additional



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           shares.  Participants have the right, in certain
           circumstances, to make withdrawals or receive distributions in cash. The funds with which such cash payments are made may result, in whole or in part, from sales of shares held by the Thrift Plan.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
           Holding Company or Control Person

           Not applicable.


Item 8.    Identification and Classification of Members of the Group

           Not applicable.


Item 9.    Notice of Dissolution of Group

           Not applicable.


Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              THRIFT PLAN OF PHILLIPS PETROLEUM COMPANY



                                  By     /s/ Rand C. Berney
                                     -----------------------------
                                             Rand C. Berney
                                     Member, Thrift Plan Committee

February 10, 2000



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